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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment Number 2)

                          APPLIED MEDICAL DEVICES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    038223103
                                 (CUSIP Number)

                                  Gregory Pusey
                             1722 Buffehr Creek Road
                                 Vail, CO 81657
                                 (970) 479-2800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 17, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Gregory Pusey



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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)  X
          ---

(3)   SEC Use Only ________________________________________________________

(4)   Source of Funds (See Instructions)   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization

         USA

Number of                      (7)  Sole Voting Power:  0
Shares Beneficially
Owned by                       (8)  Shared Voting Power:  0
Each Reporting
Person With:                   (9)  Sole Dispositive Power: 0

                               (10) Shared Dispositive Power: 0




(11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

      Excludes 666 shares beneficially owned by the Reporting Person's wife, Jill J. Pusey as custodian for the minor children of herself and the Reporting Person.

(13)  Percent of Class Represented by Amount in Row (11):  0%

(14)  Type of Reporting Person (See Instructions): IN


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(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      (entities only)

      Jill J. Pusey

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)   X
           ---
(3)   SEC Use Only ________________________________________________________

(4)   Source of Funds (See Instructions)   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization

         USA

                    (7)   Sole Voting Power: 666 which shares are held in the
Number of                 capacity as custodian for the Reporting Person's minor
Shares Beneficially       children
Owned by
Each Reporting      (8)   Shared Voting Power:  0
Person With:
                    (9)   Sole Dispositive Power: Same as (7) above

                    (10)  Shared Dispositive Power: 0


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 666

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)  Percent of Class Represented by Amount in Row (11): Less than 1%

(14)  Type of Reporting Person (See Instructions): IN


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Item 1.  Security and Issuer.

         (a)      Name and address of principal executive offices of issuer:

                  Applied Medical Devices, Inc.
                  1722 Buffehr Creek Road
                  Vail, Colorado  81657

         (b)      Title and class of equity securities:

                  Common Stock, $.01 par value (the "Common Stock")

Item 2.  Identity and Background.

         (a)      Name of person filing:

                  The persons filing this Statement are Gregory Pusey and Jill
J. Pusey. Ms. Pusey is the wife of Gregory Pusey and beneficially owns shares in the name of Livingston Trading, Ltd. and as custodian for Jacqueline Pusey and Christopher Pusey, the minor children of Jill J. Pusey and Gregory Pusey. An agreement among Gregory Pusey and Jill J. Pusey was filed as Exhibit A to the initial filing on Schedule 13D made on or about September 12, 1989.

         (b)      Residence or Business Address:

                  1722 Buffehr Creek Road
                  Vail, CO 81657

         (c)      Principal occupation:

                  Gregory Pusey                             Jill J. Pusey
                  Chairman of the Board of Directors        Private Investor
                  Nutrition For Life International, Inc.
                  9101 Jameel
                  Houston, TX 77040

         (d)      Criminal proceedings:

                  The Reporting Persons have not been, during the last five years, convicted in any criminal proceeding.

         (e)      Civil Proceedings:

                  The Reporting Persons have not been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  The Reporting Persons are citizens of the USA.


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Item 3.  Source and Amount of Funds or Other Consideration.

         The shares were acquired with personal funds.

Item 4.  Purpose of the Transaction.

         Securities of the Issuer have been acquired for investment purposes. The Reporting Persons do not have any plans or proposals relating to the matters described in (a) through (j) except that each supports the Issuer's previously expressed plan to identify another entity for purposes of an acquisition, merger or other of business combination.

Item 5.  Interests in Securities of the Issuer.

         (a)   Number of shares beneficially owned:

               666 shares of Common Stock. Gregory Pusey disclaims beneficial ownership of any of these shares.

               Percent of class:

               Less than 1%

         (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

               666

         (c)   Recent transactions:

               During the 60 days preceding the filing of this Schedule 13D/A, Jill J. Pusey, individually and as custodian for her minor children, sold an aggregate of 3,715,667 shares of common stock at an average price per share of $.0336, in the public markets. The shares of the Issuer are traded on the Electronic Bulletin Board System.

         (d)   Rights with respect to dividends or sales proceeds:

               Not applicable.

         (e)   Date of cessation of five percent beneficial ownership:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  March 3, 2000                       /s/ Gregory Pusey
       -----------------------------       ----------------------------------
                                           Gregory Pusey


Date: March 3, 2000                        /s/ Jill J. Pusey
      ------------------------------       ----------------------------------
                                           Jill J. Pusey



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